June 11, 2024

Office of Manufacturing
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:	SiSi Cheng
Martin James

Re:	MasterBrand, Inc.
Form 10-K for the Year Ended December 31, 2023
Form 8-K filed on February 26, 2024
File No. 001-41545

Ladies and Gentlemen:

MasterBrand, Inc. (the “Company”) respectfully submits the following response to the letter dated May 13, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced reports. For convenience, each of the Staff’s comments is repeated below, followed by the Company’s response.

Form 8-K filed on February 26, 2024 Exhibit 99.1

1.
We note that on page 8 you reconcile the non-GAAP performance measure Adjusted EBITDA Margin to Gross Profit Margin, rather than Net Income Margin, which is the most directly comparable GAAP measure. We also note your discussion of Adjusted EBITDA Margin in the highlights and other sections of the earnings release without a similar discussion of the most directly comparable GAAP measure with equal or greater prominence. Your presentation does not appear to be incompliance with Questions 102.10 and 103.02 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your presentations in future filings to comply.

Response:

We acknowledge the Staff’s comment, and confirm that, in the Company’s future filings, its presentation of the non-GAAP performance measure Adjusted EBITDA Margin will be reconciled to Net Income Margin. We will also include a discussion of Net Income Margin in the highlights and other sections of the earnings release with equal or greater prominence.

2.
We note your Adjusted EBITDA and Adjusted Net Income non-GAAP measures include an adjustment for estimated cost savings as a standalone company. Explain to us how this adjustment differs from a pro forma management adjustment pursuant to Rule 11-01(a)(7) of Regulation S-X that normally would be presented in the footnotes to proforma financial information presented under Article 11 of Regulation S-X. Your presentation of an adjustment for the pro forma impact of cost savings, synergies and dis-synergies of being a standalone company is not consistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise all your future presentations of these measures, including your investor presentations and on page 3 of your annual report, to remove the adjustment.

Response:

We acknowledge the Staff’s comment, and confirm that, in the Company’s future presentations of these non-GAAP performance measures of Adjusted EBITDA and Adjusted Net Income, we will no longer include an adjustment for estimated cost savings as a standalone company.

Form 10-K for the Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Results of Operations, page 32

3.
Please revise future filings to quantify the impact of the factors that you identify as impacting net sales and operating results during each period presented including the impact of changes in volume and price, and discuss the underlying reasons for the changes. In this regard, we note you attributed the 17% decrease in net sales to a decrease in sale unit volume partially offset by favorable price, but you do not quantify all these factors nor analyze the underlying business reasons for the change in volume. Refer to Item 303(a) and (b)(2)(ii) and (iii) of Regulation S-K, and SEC Releases 33-6835 and 33- 8350.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in future annual and quarterly filings the Company will further describe material changes in net sales and operating results, as well as the underlying business reasons for such changes in both quantitative and qualitative terms, including the impact of offsetting factors. Each quarter this disclosure will change due to what changes are in fact material and the underlying reasons and offsets changing. In future periods, we will quantify the impact of each factor where practicable. For the Staff’s ease of review, we have provided an example of the updated discussion and analysis related to net sales and operating results previously included in our 2023 Form 10-K for the fiscal year ended December 31, 2023 (“2023 Form 10-K”) below. Additions to the 2023 Form 10-K disclosure have been bolded and underlined, and deletions have been marked with a strikethrough. We will make changes consistent with this revised disclosure in future discussions of our results.

Net sales

Net sales were $2,726.2 million for 2023 compared to $3,275.5 million for 2022, a decrease of $549.3 million, or 16.8 percent. The lower net sales compared to 2022 was driven mainly by a decrease in sales unit volume (119.8 percent of the year-over-year change), ~~partially offset by favorable price, including the carryover of price increases implemented in the second half of 2022~~ partially offset by the combined net impact of price and mix on our overall average selling price. Overall end-market demand was softer in 2023 as compared to 2022 in both the single-family new construction and repair and remodel markets.

Compared to 2022, net sales to dealers, whose end customers include builders, professional trades and home remodelers, declined $325.3 million, or 18.4 percent, net sales to retailers, including through their respective retail internet website portals, declined $206.9 million, or 17.6 percent and net sales directly to builders was down $17.1 million, or 5.2 percent.

Foreign currency impact was unfavorable by $3.8 million during 2023 as compared to 2022.

Cost of products sold
Cost of products sold decreased by $510.2 million, or 21.9 percent, to $1,824.8 million (66.9 percent of net sales) in 2023 as compared to $2,335.0 million (71.3 percent of net sales) in 2022. ~~In addition to the impact of decreased sales unit volume,~~ The decrease in cost of products sold is due primarily to decreased sales unit volume (91.9 percent of the year-over-year change), ~~the lower cost of products sold as a percentage of net sales in 2023 is due to the favorable carryover of price increases implemented in the second half of 2022,~~ as well as realized savings from continuous improvement initiatives, various cost reduction actions taken in the fourth quarter of 2022 and throughout 2023, and ~~Fiscal 2023 was also favorably impacted by~~ deflation in commodity costs and inbound transportation. These factors were partially offset by labor inflation. Additionally, 2023 included $9.4 million of incremental costs, less $7.4 million of insurance recoveries, related to the tornado that occurred during the first quarter at our Jackson, GA facility. The cost of products sold as a percentage of net sales was also favorably impacted in 2023 by the combined net impact of favorable price and mix as compared to 2022.

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Should you or any member of the Staff have any additional questions or comments regarding our response, please feel free to contact me at 877-622-4782, or, in my absence, Andrean Horton, Executive Vice President, Chief Legal Officer and Secretary.

Sincerely,

/s/ Andrea H. Simon
Andrea H. Simon
Executive Vice President and Chief Financial Officer

cc:	Andrean Horton
Executive Vice President, Chief Legal Officer and Secretary